August 28, 2007

VIA U.S. MAIL

Ms. Jeanny V. Simaitis
Assistant General Counsel
Nationwide Life Insurance Company
One Nationwide Plaza
Columbus, Ohio 43215-2220

        Re: Nationwide Variable Account II
                Initial Registration Statement on Form N-4
                File Nos. 811-03330 & 333-144053

Dear Ms. Simaitis:

The Staff has reviewed the above-referenced initial registration statement, which the Commission received on June 26, 2007. Based on our review, we have the following comments. Page references are to the pages in the courtesy copy provided to the staff, and Item references are to the Item numbers set forth in Form N-4.

1. <u>Cover Page</u>: Please revise the first paragraph to remove any implication that an investor may not rely upon the prospectus as a document describing all the material rights and features of the policy.

2. <u>Glossary - Valuation Related Definitions (p. 3)</u>: In the definition of Valuation Date," please delete the reference to Nationwide to clarify that accumulation unit value is determined each day that the NYSE is open other than the holidays identified in the narrative on page 31. See Rule 22c-1(b)(1)(iii). Also, for the definition of "Valuation Period," the term "close of business" is unclear. Please indicate the time or the entity whose closing time controls. In addition, either here or the first time it is used in the text (page indicated), please define the following terms: "Multiple Maturity Separate Account" (p. 3), "transaction amount" (p. 6), and "current income benefit base" (p. 8).

3. <u>Fee Tables - Generally (pp. 6-8)</u>: The narrative in the tables about option availability and fixed account charge deductions is distracting. To the extent possible, please remove excess verbiage from the fee tables through short footnotes with limited disclosure and cross-references to prospectus text.

4. <u>Fee Table Footnotes - Generally (pp. 6-8)</u>: Wherever possible, please limit the footnotes to the required Item 3 disclosure or cross-references to descriptions in the text. In this regard, please note that Instruction 9 to Item 3 permits a tabular presentation of the CDSC within the larger table. Cross-references are sufficient to address eligibility criteria for optional features. Finally, as short-term trading fees are reflected in the Separate Account Transaction Fee table, please move the related Underlying Fund Table footnote to the Appendix A fund disclosure or a similarly appropriate place in the prospectus.

5. <u>Recurring Contract Expense Table (p. 6)</u>: The parenthetical following "Spousal Protection Option" is unnecessary; please delete it. For the Lifetime Income Option and the Spousal

Continuation Option, the fee should be identified as a percentage as of the income benefit base in the table, not the footnotes. For both options, add a footnote stating the Total Variable Account Charge calculation assumes the current income benefit base and variable account value are equal or explain to the Staff why this is not appropriate. Also, modify the Summary table of Maximum Expenses table to address the same issues.

6. Underlying Mutual Fund Expense Table (p. 8): Please delete the reference to Short-Term Trading Fees in the preamble. See Comment 4, above. Also we remind you that the maximum and minimum charges should reflect any acquired fund fee expenses.

7. Expense Example (p. 9): Please confirm that the examples reflect the cost of the 3% Extra Value Option but not the extra charges owed for a 3% credit on $10,000.

8. Ten Day Free-Look Recapture (pp. 10, 11, 22, 42): Please revise the free look disclosure throughout the prospectus to indicate that when a contract owner exercises the free look right, the amount returned upon cancellation will be the greater of premiums paid, surrender value or any other amount required by law.

9. Capital Preservation Plus ("CPP") Option (p. 11): The disclosure says this option is not available. See also p. 23. Please disclose when the option will be offered or delete all references to the option throughout the prospectus.

10. Underlying Mutual Funds (pp. 12, 15): Please state conspicuously from whom a prospectus containing more complete information on each portfolio company may be obtained. See Item 5(d) of Form N-4.

11. Market Value Adjustment (p. 13): Please confirm to the staff that the market value adjustment ("MVA") associated with the Guaranteed and Target Term Account options has been separately registered pursuant to the Securities Act of 1933 ("33 Act") and provide the SEC file number(s).

12. Identification of Underlying Mutual Funds (p. 16): This section describes certain payments made to affiliates. In your response letter to the Staff, describe these transactions more specifically and clarify how each is consistent with Section 17e of the Investment Company Act of 1940 ("40 Act")

13. Waiver of Contingent Deferred Sales Charge (p. 17): Is the CDSC waived for purchase payments a co-annuitant makes to the contract under the Beneficiary Protector II Option? If so, please revise the reference to "spousal protection option" in the second sub-paragraph (2) on page 17.

14. Short Term Trading Fees (pp. 18-19): Consistent with Comments 4 and 6 above, please revise the cross-reference to the list of underlying funds charging short-term trading fees.

15. Combination Enhanced Death Benefit II Option (pp. 19-20): Please explain "the 5% interest anniversary value" and show how it is calculated or indicate where that information is covered.

16. Spousal Protection Annuity Option (p. 20): The parenthetical under sub-paragraph (3) is not clear. Please delete or revise.

17. Beneficiary Protector Option (pp. 20-21): The third paragraph implies the charge for this option does not stop upon annuitization. If this is incorrect, revise. Otherwise state this directly and fix the disclosure on pages 11 and 19.

18. Extra Value Option (pp. 21-22)

a. *Numbered Paragraphs on Page 21*: Disclose that if contract value drops due to poor investment experience, the contract owner can be worse off than without the credit because the recaptured amount may be more than 3% of contract value at the time of recapture.

b. *Sub-Paragraph (1) (p. 22, left column)*: Please delete; there is no "B Schedule CDSC schedule."

19. CPPLI Option (pp. 24-31): Please revise this section in accordance with Staff comments on the same provision in SEC File No. 333-140621. Changes should respond to comments in our April 10, 2007, letter on the initial registration statement for that filing, and the Staff's oral comments on Nationwide's response letter and redraft filed as EDGAR correspondence on June 8, 2007. In revising this section, please note the following: The CCP Option disclosure does not say whether the option can be terminated for 3 or 5 year program periods. The revised CPPLI Option disclosure should address this. Also, the current CPPLI disclosure refers to a C Schedule Option that is not offered in this product. Please delete that reference.

20. Lifetime Income Option & Spousal Continuation Benefit (pp. 31-33): Please revise these sections in accordance with Staff oral and written comments on the same provisions in SEC File No. 333-140621 in the same manner indicated above.

21. Pricing & Transfer Requests (pp. 39, 40): Please substitute the word "determined" or "computed" for "available" in the phrase "next available accumulation unit value after the payment is received." (This comment also applies to the same language in the Transfer Requests section on page 40.)

22. Transfers Among the Sub-Accounts (p. 42): The disclosure indicating that transfer requests are "subject to terms and conditions imposed by the contract and the underlying mutual funds" suggests that a contractowner's rights as described in the prospectus may be limited by the language contained in the annuity contract. Please revise this disclosure or delete the statement so contractowners will not be misled as to their rights under the securities laws.

23. Systematic Withdrawals (pp. 46-47): Your April 10, 2007, response letter regarding SEC File No. 333-140621 included an example of how systematic withdrawals are calculated. As an example is helpful and this product contains the identical program, please include the example in this disclosure as well. It appears that any systematic withdrawal that is larger than the free withdrawal amount causes the free withdrawal amount to get smaller and smaller every year. If correct, please state this.

24. Combination Enhanced Death Benefit Option II (p. 51): Please state whether interest will continue to accrue at the 5% if the 30% threshold results from a combination of contract owner actions and market performance.

25. Annuity Commencement Date (p. 52): Please identify the latest annuity commencement date when there are joint annuitants.

26. Variable Annuity Payments (pp. 52-53): Please indicate whether the Allocation Architect program models are available as investment options during the payout period. If so, are annuitants still limited to one exchange per year during the payout period?

27. Item 7(c) Disclosure: Please include the information required by Item 7(c)(i), (ii) and (iii).

28. <u>Part C</u>

a. For each exhibit Registrant seeks to include through incorporation by reference, please identify the date of the filing containing the incorporated document and the exhibit number of the document within that filing.

b. Pursuant to Item 24(b)(8) of Form N-4, please file as exhibits to the pre-effective amendment copies of the individual fund participation agreements or other contracts relating to the investment by the Registrant in a Portfolio Company.

29. <u>Miscellaneous</u>: Any exhibits, financial statements and any other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

* *

Please respond to the comments above with a pre-effective amendment to the registration statement and in a letter to me. If you believe that you do not need to change the disclosure in response to a comment, please indicate that in the letter and explain your position. Please submit your response letter as EDGAR correspondence associated with the initial registration statement you filed.

Although we have completed our initial review of the preliminary draft registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any changes to it. After we have resolved all issues and the pre-effective amendment to the registration statement is duly filed with all appropriate exhibits and financial statements, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date if appropriate.

If you have any questions, you are welcome to call me at (202) 551-6752. Mail should be directed to the Securities & Exchange Commission's Station Place address at 100 F Street, N.E., Washington, D.C.20549-4644. My facsimile number is (202) 772-9285.

Sincerely,

Rebecca A. Marquigny
Senior Counsel
Office of Insurance Products